FRAWLEY CORPORATION
5737 Kanan Rd. PMB 188 Agoura Hills, CA 91301
Telephone (818)735-6640  Fax (818)735-6647

September 8, 2009

Ms. Cicely LaMothe
Branch Chief
United States Securities and
Exchange Commission
Washington, D.C.  20549

Re:
Frawley Corporation
Form 10-KSB for the year ended December 31, 2007
Filed on June 17, 2008
Amendment No. 1 to Form 10-KSB for the year ended December 31, 2007
Filed on November 10, 2008
Amendment No. 2 to Form 10-KSB for the year ended December 31, 2007
Filed on July 6, 2009
Amendment No. 1 to Form 10-Q for the three months ended March 31, 2008
Filed on July 6, 2009
File No. 001-06436

Dear Ms. LaMothe:

We have received your comment letter dated August 18, 2009 and have the following response:

1)	Exhibit 31.1 – We confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31) of Regulation S-K.

In connection with responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/.  Michael Frawley

Michael Frawley
Chief Executive Officer and Chief Financial Officer